ARIZONA CORPORATION COMMISSION CORPORATIONS DIVISION
WEBSITE ENTITY DETAIL • http://ecorp.azcc.gov/

Corporate Inquiry

File Number	Corporation Name
19313090	ZUMMO FLIGHT TECHNOLOGIES CORPORATION

Domestic Address

2102E ORANGEWOOD AVE

PHOENIX, AZ 85020

Statutory Agent Information

Agent Name: ROBERT A ZUMMO

Agent Mailing/Physical Address:

2102E ORANGEWOOD AVE

UNIT 2034

PHOENIX, AZ 85020

Agent Status: APPOINTED 06/06/2014

Agent Last Updated: 08/03/2015

Additional Entity Information

Entity Type: BUSINESS	**Buiness Type:** AEROSPACE
Incorporation Date: 6/6/2014	**Corporation Life Period:** PERPETUAL
Domicile: ARIZONA	**County:** MARICOPA
Approval Date: 6/10/2014	**Original Publish Date:**

Officer Information

Name	Title	Address	Date Taking Office	Last Updated
ROBERT A ZUMMO	CHAIRMAN	2102E ORANGEWOOD AVE PHOENIX, AZ 85020	06/06/2014	06/21/2017

Director Information

Name	Title	Address	Date Taking Office	Last Updated
ROBERT A ZUMMO	DIRECTOR	2102E ORANGEWOOD AVE UNIT 2034 PHOENIX, AZ 85020	06/06/2014	06/21/2017

ARIZONA CORPORATION COMMISSION CORPORATIONS DIVISION
WEBSITE ENTITY DETAIL • http://ecorp.azcc.gov/

Annual Reports

Next Annual Report Due: 06/06/2018

File Year	File Month	Date Received	Reason Returned	Date Returned	Extention
2017	6	06/20/2017			
2016	6	06/23/2016			
2015	6	07/31/2015			

Scanned Documents

Document Number	Description	Date Received
06027843	AMENDMENT	08/10/2017
05975617	17 ANNUAL REPORT	06/20/2017
05563566	16 ANNUAL REPORT	06/23/2016
05179430	15 ANNUAL REPORT	07/31/2015
04764847	PUB OF ARTICLES	07/09/2014
04690858	ARTICLES	06/06/2014

Microfilm

Location	Entered	Description
32377055018	07/09/2014	PUB OF ARTICLES

Amendments

Amendment Date	Amendment Type	Publish Date	Publish Exception
08/10/2017	NAME CHANGE		

Name Changes/Restructuring

Description	Corporation Name	Date
CHANGED FROM	RJ HELICOPTER CORPORATION	08/10/2017